November 22, 2017

BY EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2017 Filed June 15, 2017 File No. 1-06439

Dear Ms. Blye:

On behalf of our client Sony Corporation (“Sony”), I am writing to request an extension of the expected timing of Sony’s response to the November 17, 2017 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

Due to the nature of the Staff’s comments, Sony would appreciate receiving approval from the Staff to file its response on or about December 18, 2017.

If you have questions or require additional information, please do not hesitate to contact me at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

cc:	Mr. Kenichiro Yoshida, Executive Vice President and Chief Financial Officer
Sony Corporation

Mr. Larry Spirgel, Assistant Director

Mr. Pradip Bhaumik, Special Counsel

Division of Corporation Finance, Securities and Exchange Commission